

21001229

SEC
Mail Processing
Section
FEB 26 2021
Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 -   69992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2020_____ AND ENDING _____12/31/2020_____
                                          MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AFW Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 36th Floor
                                   (No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Chung   (212)751-4422
                                                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
                              (Name -- if individual, state last, first, middle name)

325 Columbia Turnpike, Suite 202	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ___Antonio Weiss_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___AFW Associates LLC_____, as of ___December 31, 2020___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Antonio Weiss_ _____
Signature

_____ _____
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA6068172
Qualified in Kings County
Commission Expires 10/28/_2022_

This report** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss)
☐ (d) Statement of Cash Flows
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
☐ (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AFW Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFW Associates LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AFW Associates LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AFW Associates LLC's management. Our responsibility is to express an opinion on AFW Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to AFW Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Untracht Early LLC

We have served as AFW Associates LLC's auditor since 2018.

Florham Park, New Jersey
February 24, 2021

AFW ASSOCIATES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 7,936,097
Prepaid expenses	1,858
Total assets	$ 7,937,955

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to parent	$ 321,227
Deferred income	233,333
Accounts payable and accrued expenses	12,100
Total liabilities	566,660
Member's equity	7,371,295
Total liabilities and member's equity	$ 7,937,955

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

AFW Associates LLC (the "Company"), a wholly owned subsidiary of AFWco LP ("AFWco"), is a Delaware limited liability company organized on June 19, 2017. On March 28, 2018, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to, mergers and acquisition advice and capital structure and restructuring advice.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with AFWco, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition – The Company derives revenues from financial advisory services including mergers and acquisition advice and capital structure and restructuring advice. The Company typically receives fixed, nonrefundable retainer payments for contracts with customers for these advisory services. Such fees are recognized monthly over the term of the agreement as the Company satisfies its performance obligations under the contracts. The Company's contracts may also include success fees and other discretionary fees which may be fixed or variable amounts which are typically recognized upon completion of a transaction or a deal as specified in the contract. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified in a contract, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events. The Company accounts for revenue under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued) - The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Accounts Receivable (Contract Asset) and Allowance for Credit Losses – Accounts receivable is stated at the amount management expects to collect from the outstanding balances from contracts with customers. The Company's management periodically estimates the allowance for doubtful accounts. Losses from uncollectible receivables shall be accrued when both of the following conditions are met: (a) information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews each trade receivable for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions that may affect a client's ability to pay. As of December 31, 2020, there were no accounts receivable from contracts with customers. During the year ended December 31, 2020, the Company collected amounts related to accounts receivable from contracts with customers as of December 31, 2019 totaling $126,667 and deemed $40,000 to be uncollectible due to foreign tax withholding requirements.

Deferred Income (Contract Liability) – Deferred income represents amounts received from customers in advance of the Company's performance obligations under its contracts with customers. As of December 31, 2020, there was $233,333 in deferred income for contracts with customers.

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to AFWco's income tax returns. The Company is subject to New York City Unincorporated Business Tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, AFWco assumes all tax liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued) - available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Use of Estimates- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounting Developments - On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses as it requires the Company to measure all expected credit losses for financial assets, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. The adoption of the ASU did not have a material impact on the Company's financial statements and related disclosures.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with AFWco. Expenses, including but not limited to, rent, utilities, communications, market data, insurance, and payroll are allocated between the companies. At December 31, 2020, the Company owed $321,227 to AFWco in connection with such agreement.

NOTE 4.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2020, the Company had net capital of $7,357,533, which was $7,319,756 in excess of its required net capital of $37,777. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

NOTE 5.   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. Three advisory assignments accounted for 100% of the Company's revenue for the year ended December 31, 2020.

NOTE 6.   INDEMNIFICATION

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2020, there were no such matters brought by or against the Company. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

NOTE 7.   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under

NOTE 7.   GUARANTEES (continued)

an agreement as well as indirect guarantees of the indebtedness to others. The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 8.   COMMITMENTS AND CONTINGENCIES

The Parent of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2020, the Company had no other commitments or contingencies.

NOTE 9.   COVID-19

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10.   EXEMPTION FROM RULE 15c3-3

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of Rule 15c3-3.

NOTE 11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2021, the date the financial statements were available to be issued. During this period, the Company made distributions to AFWco totaling $6,000,000. No other material subsequent events were identified that would require recognition or disclosure in the financial statements.

AFW ASSOCIATES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

AFW ASSOCIATES LLC
FINANCIAL STATEMENT
DECEMBER 31, 2020

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